

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Carol Craig
Chief Executive Officer
Sidus Space Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

> **Re: Sidus Space Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2023**
> **File No. 333-270850**

Dear Carol Craig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Larry Spirgel, Office Chief, at 202-551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology